[PENNZOIL LOGO]         Public Relations Department     PENNZOIL COMPANY
                        P.O. Box 2967                   NEWS
                        Houston, Texas 77252-8200

FOR IMMEDIATE RELEASE                                    Contact:  Bob Harper
                                                                   713/546-8536

            PENNZOIL'S THIRD QUARTER RECURRING INCOME UP 56 PERCENT,
                  YEAR-TO-DATE RECURRING INCOME UP 94 PERCENT


        HOUSTON (Oct. 27, 1997) -- Pennzoil Company (NYSE:PZL) today reported third quarter and year-to-date 1997 results, emphasizing the following highlights:

        o year-to-date recurring income was up 94 percent to $2.85 per share;

        o year-to-date operating cash flow was up 26 percent to $8.79 per share;

        o third quarter recurring income was up 56 percent to 81 cents per share; and

        o third quarter operating cash flow was up 29 percent to $2.84 per share.

Third Quarter

        Recurring third quarter net income increased 56 percent to $38.2 million, or 81 cents per share, compared to last year's $24.2 million, or 52 cents per share. Third quarter after-tax nonrecurring items totaled $2.9 million, including $2.6 million of after-tax charges associated with the early retirement of debt.

        Net income for the third quarter totaled $35.2 million, or 75 cents per share, including nonrecurring charges, compared to net income of $65.1 million, or $1.40 per share, for the same period in 1996. Third quarter 1996 net income included 88 cents per share of nonrecurring gains, primarily resulting from the sale of noncore real estate holdings.

        Cash flow from operations, before changes in operating assets and liabilities, during the third quarter increased 29 percent to $134.3 million, or $2.84 per share, compared to $102.3 million, or $2.20 per share, for the same period in 1996.

Year-to-Date

        On a recurring basis, year-to-date earnings nearly doubled, increasing 94 percent to $134.0 million, or $2.85 per share, versus $68.1 million, or $1.47 per share, in 1996. Net income, including nonrecurring charges, increased 9 percent to $116.7 million, or $2.48 per share, compared to $105.4 million, or $2.27 per share, last year.

        Year-to-date cash flow from operations, before changes in operating assets and liabilities, increased 26 percent to $413.3 million, or $8.79 per share, compared to $323.7 million, or $6.97 per share, for the same period in 1996. For the full year 1997, cash flow from operations, before changes in operating assets and liabilities, is expected to exceed $12.00 per share.

        James L. Pate, chairman and chief executive officer, said, "Pennzoil has now had eight consecutive quarters of year-over-year increases in recurring earnings. This demonstrates that Pennzoil's turnaround is well underway. The improvement at Pennzoil Company has been solid, consistent and across the board. We are committed to creating value for all Pennzoil shareholders."

        Pate added, "Each of our core business segments showed strong third quarter results and year-over-year operating income improvements." Oil and gas reported an 11 percent increase, motor oil and refined products reported a 240 percent increase, and franchise operations reported a 28 percent increase.

Oil and Gas

        The oil and gas segment reported third quarter operating income of $67.7 million, an 11 percent increase over last year's $60.7 million. The increase in operating income was primarily due to increased liquids and natural gas production and higher realized prices. Production volumes increased approximately 3 percent, while natural gas prices increased 29 cents per thousand cubic feet and liquids prices increased 70 cents per barrel. These improvements were partially offset by higher exploration expense which resulted from increased drilling activity in the Gulf of Mexico.


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        Pennzoil was the high bidder on 9 out of 17 blocks in the August 1997 western Gulf of Mexico federal offshore oil and gas sale. The blocks are located in water depths ranging from 50 to 3,000 feet. Pennzoil will have a 100 percent working interest in eight of the blocks and 50 percent in one block bid jointly with Enterprise Oil Gulf of Mexico, Inc., subject to approval by the Minerals Management Service. Pennzoil's share of the high bids was $4 million.

        Internationally, Pennzoil is currently drilling several wells in the Caspian Sea, Australia and Qatar. In the Caspian Sea, the KPS-1 well on the Karabakh block continues drilling at 3,691 meters. Pennzoil has a 30 percent working interest in Karabakh. On October 10, Pennzoil confirmed that natural gas had been encountered after drilling had reached 3,470 meters. Additional natural gas shows have been encountered after drilling deeper, and drilling continues toward additional prospective horizons. KPS-1 is expected to reach target depth of approximately 3,850 meters in early November.

        At the nearby Azeri-Chirag-Gunashli (ACG) joint development area, where Pennzoil has a 4.8 percent carried interest, the first development well to be drilled off of the Chirag-1 platform is currently being completed after reaching total depth of 2,938 meters. The ACG joint development area is estimated to contain over 4.7 billion barrels of crude oil. First crude oil production will begin in early November, with sales of crude expected to begin in the first quarter of 1998. The international consortium developing this area, known as AIOC, plans to drill one more development well in 1997 and six wells in 1998.

        In Australia, the WR-4 exploration well on Whicher Range (44 percent Pennzoil) is currently drilling at 4,400 meters toward target depth of 4,600 meters. In Qatar, the PQ-3 exploration well on Block 8 (75 percent Pennzoil) spudded October 17 with a target depth of 2,800 meters.

Motor Oil and Refined Products

        The motor oil and refined products segment reported third quarter operating income of $32.3 million, a 240 percent increase over last year's $9.5 million. The increase in operating income was due to a number of factors, including higher fuels



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
volumes resulting from the upgrade of Pennzoil's Shreveport refinery, higher income from the Excel Paralubes lube base oil plant joint venture, increased industrial specialities margins and volumes and improved international marketing results. Third quarter operating income also included a one-time insurance settlement.

        Pennzoil continues as the leading marketer of motor oil in the U.S., with a market share of over 21 percent.

        In July, Pennzoil Products Company and Conoco Inc. signed a joint venture agreement combining portions of the two companies' speciality petroleum products businesses. The 50/50 joint venture, called Penreco, will have estimated sales of $200 million worldwide.

        On October 17, Pennzoil Products Company announced that it has agreed to acquire the assets of two automobile aftermarket chemical companies. Pennzoil is purchasing the marketing assets of Snap Automotive Products, Inc. Snap products include Fix-a-Flat, the number one selling tire inflator in the U.S., fuel additives and other automotive chemicals.

        Pennzoil will also acquire the assets of Total Action Automotive products (TAAP). TAAP manufactures and markets premium automotive appearance products, including Classic car waxes and washes.

Franchise Operations

        The franchise operations segment, Jiffy Lube International, Inc., reported third quarter operating income of $7.6 million, a 23 percent increase over last year's $6.2 million. The year-on-year improvement was primarily due to improved results in company-operated stores.

        Jiffy Lube has added 144 new fast oil change centers in the U.S. since the third quarter last year, an increase of 11 percent. Most of the new stores are part of the company's alliance with Sears. Jiffy Lube now has a total of 1,476 stores. Jiffy Lube is the largest fast oil change provider in the U.S. with over 25 percent of the market.

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
        Pennzoil Company explores for and produces crude oil and natural gas, manufactures and markets premium quality lubricants, including America's top selling motor oil for the past 11 years, and is the parent company of Jiffy Lube International, the world's largest franchiser of fast oil change centers.

-----------------------

        This release contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which are intended to be covered by the safe harbors created thereby. Factors that could cause actual results or events to differ materially from those anticipated are discussed in detail in Pennzoil's Annual Report on Form 10-K for the year ended December 31, 1996.


                                      ###


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
The following are the unaudited results of operations for the quarter and six months ended September 30,1997 compared with the same periods in 1996.



                                               Three Months Ended                Nine Months Ended
                                                  September 30                     September 30
                                             -----------------------        ----------------------------
                                                1997         1996               1997            1996
                                             ---------     ---------        -----------     ------------
                                                 (Expressed in thousands except per share amounts)

REVENUES
   Oil and Gas                               $ 210,703     $ 186,797        $   641,718      $   566,097
   Motor Oil & Refined Products                441,493       426,475          1,327,541        1,258,141
   Franchise Operations                         84,459        78,626            243,256          226,617
   Other                                        14,543        55,352             23,551           90,640
   Intersegment sales                          (92,259)      (93,562)          (279,771)        (263,886)
                                             ---------     ---------        -----------      -----------
        Total revenues                       $ 658,939     $ 653,688        $ 1,956,295      $ 1,877,609
                                             =========     =========        ===========      ===========

OPERATING INCOME
   Oil and Gas                               $  67,689     $  60,715        $   243,975      $   175,522
   Motor Oil & Refined Products                 32,302         9,459             71,153           39,667
   Franchise Operations                          7,554         6,152             18,966           15,988
   Other                                        14,420        51,609             26,903           77,411
                                             ---------     ---------        -----------      -----------
        Total operating income                 121,965       127,935            960,397          308,588

Corporate administrative expenses               20,245        13,413             53,232           39,495
Interest charges, net                           42,708        43,585            120,988          137,952
                                             ---------     ---------        -----------      -----------

Income before income tax                        59,012        70,937            186,177          131,141

Income tax provision                            21,188         5,812             66,926           25,704
                                             ---------     ---------        -----------      -----------

INCOME BEFORE EXTRAORDINARY ITEM                37,824        65,125            119,251          105,437


Extraordinary Item                              (2,575)         -                (2,575)        -

NET INCOME                                   $  35,249     $  65,125        $   116,676      $   105,437
                                             =========     =========        ===========      ===========


EARNINGS PER SHARE
   Before Extraordinary Item                 $    0.80     $    1.40        $      2.53             2.27
   Extraordinary Item                            (0.05)         -                 (0.05)        -
                                             ---------     ---------        ------------     -----------


EARNINGS PER SHARE                           $    0.75     $    1.40        $      2.48      $      2.27
                                             =========     =========        ===========      ===========


AVERAGE SHARES OUTSTANDING                      47,208        46,494             47,002           46,445


END OF PERIOD SHARES OUTSTANDING                47,382        46,518             47,382           46,518

                               PENNZOIL COMPANY
                     CONDENSED CONSOLIDATED BALANCE SHEET
                                  (UNAUDITED)

                                              September 30,   December 31,
                                                 1997            1996
                                              -----------     -----------
                                               (Expressed in Thousands)
ASSETS

Current assets

   Cash and cash equivalents                  $    29,724     $    34,383
   Receivables                                    215,500         250,328
   Inventories
       Crude oil, natural gas and sulphur          25,989          24,365
       Motor oil and refined products             181,963         147,554
   Deferred income taxes                           14,309          20,834
   Other current assets                            60,123          60,128
                                              -----------     -----------
Total current assets                              527,608         537,592

Net property, plant, and equipment              2,501,354       2,318,084
Marketable securities and other investments       953,489         955,182
Other assets                                      317,652         313,396
                                              -----------     -----------

TOTAL ASSETS                                  $ 4,300,103     $ 4,124,254
                                              ===========     ===========

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
   Current maturities of long-term debt       $     2,433     $     1,181
   Accounts payable and accrued liabilities       235,443         274,618
   Interest accrued                                47,596          30,827
   Other current liabilities                       90,053          86,321
                                              -----------     -----------
Total current liabilities                         375,525         392,947

Long-term debt                                  2,271,809       2,217,806
Deferred income taxes                             273,801         241,791
Other liabilities                                 290,269         302,635
                                              -----------     -----------
TOTAL LIABILITIES                               3,211,404       3,155,179
                                              -----------     -----------

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY                            1,088,699         969,075
                                              -----------     -----------

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY    $ 4,300,103     $ 4,124,254
                                              ===========     ===========

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                                PENNZOIL COMPANY
                            CASH FLOW FROM OPERATIONS
                                  (UNAUDITED)

                                                           Three Months Ended        Nine Months Ended
                                                              September 30              September 30
                                                       ----------------------     -----------------------
                                                         1997         1996          1997          1996
                                                       --------     ---------     ---------     ---------
                                                        (Expressed in thousands except per share amounts)
           Description
---------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
   Net income                                          $ 35,249     $  65,125      $116,676     $105,437
   Adjustments to net income
     Depreciation, depletion and amortization            77,406        68,728       214,757      207,726
     Dry holes and impairments                           10,210            67        19,441        5,240
     Deferred income tax                                 11,408        (4,597)       40,089       14,805
     Non-cash items and other non-operating items            32       (27,064)       22,303       (9,474)
                                                       --------     ---------      --------     --------

NET CASH FROM OPERATING ACTIVITIES BEFORE
  CHANGES IN OPERATING ASSETS AND LIABILITIES          $134,305     $ 102,258      $413,266     $323,734

CASH FLOW FROM OPERATIONS PER SHARE                    $   2.84     $    2.20      $   8.79     $   6.97
                                                       ========     =========      ========     ========


Other exploration expense                                 8,581         8,239        21,669       24,774
                                                       --------     ---------      --------     --------

CASH FLOW FROM OPERATIONS ADJUSTED FOR
  TOTAL EXPLORATION EXPENSE                            $142,886     $ 110,497      $434,935     $348,508
                                                       ========     =========      ========     ========

CASH FLOW FROM OPERATIONS PER SHARE
  ADJUSTED FOR TOTAL EXPLORATION EXPENSE               $   3.03     $    2.38      $   9.25     $   7.50
                                                       ========     =========      ========     ========

AVERAGE SHARES OUTSTANDING                               47,208        46,494        47,002       46,445

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                                PENNZOIL COMPANY
                              OPERATING HIGHLIGHTS
                                  (UNAUDITED)

                                                          THREE MONTHS ENDED           NINE MONTHS ENDED
                                                              SEPTEMBER 30                SEPTEMBER 30
                                                         ---------     --------     --------     ---------
                                                           1997          1996         1997         1996
                                                         ---------     --------     --------     ---------
OPERATING DATA
------------------------------------------------
OIL AND GAS
   Net production
      Crude oil, condensate and natural gas
        liquids (barrels per day)                           59,938       58,442       58,807       61,274
      Natural gas produced for sale (Mcf per day)          619,364      599,615      586,709      595,967

   Weighted average prices
      Crude oil, condensate and natural gas
        liquids (per barrel)                              $  15.55     $  14.85     $  16.77     $  14.85
      Natural gas  (per Mcf)                              $   2.09     $   1.80     $   2.25     $   1.81

Costs and expenses ($/BOE)
      Operating expense excl. COS                         $   2.83     $   2.75     $   2.93     $   2.77
      Cost of sales                                           0.06         0.08         0.08         0.08
      General and administrative expense                      0.87         0.84         0.87         0.91
      Other taxes                                             0.57         0.67         0.61         0.67
                                                          --------     --------     --------     --------
         Total ($/BOE)                                    $   4.33     $   4.34     $   4.49     $   4.43

      DD&A expense ($/BOE)                                $   3.95     $   3.74     $   3.85     $   3.76

MOTOR OIL & REFINED PRODUCTS

     Sales (barrels per day)
         Gasoline and naphtha                               18,807       21,332       19,015       21,043
         Distillates and gas oils                           24,073       25,984       26,479       26,711
         Lubricating oil and other specialty products       30,257       24,638       29,200       23,768
         Residual fuel oils                                  1,284        4,221        1,962        4,120
                                                          --------     --------     --------     --------
            Total sales (barrels per day)                   74,421       76,175       76,656       75,642
                                                          ========     ========     ========     ========

     Raw materials processed (barrels per day)(1)           54,320       54,330       54,540       53,302

     Refining capacity (barrels per day)(1)                 62,700       62,700       62,700       62,700

FRANCHISE OPERATIONS
   Domestic systemwide sales (in thousands)               $199,002     $179,980     $572,566     $523,394
   Same center sales (in thousands)                       $185,205     $179,554     $542,418     $522,183
   Centers open (U.S.)                                       1,476        1,332        1,476        1,332


(1) Excludes Excel Paralubes